EXHIBIT 12.1
CRANE CO.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in $000s)
	3 Months Ended	Year ended
Earnings	March 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008

Pretax income from continuing operations	80,694	284,605	14,761	209,067	186,506	181,551

Plus: Fixed Charges	8,943	35,731	35,288	35,041	35,739	35,266

Less: Minority Interest	151	828	201	20	224	(205)

Total Earnings Available for Fixed Charges	89,486	319,508	49,848	244,088	222,01	217,022

Fixed Charges

Interest Expense (1)	6,718	26,831	26,255	26,841	27,139	25,799

Portion of rents representing interest factor (2)	2,225	8,900	9,033	8,200	8,600	9,467

Total Fixed Charges	8,943	35,731	35,288	35,041	35,739	35,266

Ratio of Earnings to Fixed Charges	10.01x	8.94x	1.41x	6.97x	6.21x	6.15x
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(1) Interest expense includes original issue discount and deferred financing amortization.
(2) Approximately one-third of rental expense is deemed representative of the interest factor.